Exhibit 4.2

FIRST AMENDMENT TO THE

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

(As Amended and Restated Effective January 1, 2022)

This Amendment is adopted this 16th day of August, 2022.

WHEREAS, Verizon Communications Inc. (Verizon) maintains the Verizon Savings Plan for Management Employees (Plan);

WHEREAS, on or about September 16, 2022 or as soon as administratively practicable thereafter (Merger Date), the TracFone Investment Plan (TracFone Plan) will be merged into the Plan;

WHEREAS, Section 12.01 of the Plan provides that the Plan may be amended in certain respects by the chief legal counsel to the Verizon Employee Benefits Committee acting on behalf of the Company in a settlor capacity; and

WHEREAS, Verizon desires to amend the Plan to make administrative changes required in connection with the merger of the TracFone Plan into the Plan.

NOW, THEREFORE, the Plan is amended as set forth on the attachment to this Amendment, effective as of the Merger Date or as otherwise specified in the attachment.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first set forth above.

VERIZON COMMUNICATIONS INC.

By:	/s/ Marc Schoenecker

Marc Schoenecker
Associate General Counsel – Employee Benefits

ATTACHMENT TO FIRST AMENDMENT TO THE

VERIZON SAVINGS PLAN FOR MANAGEMENT EMPLOYEES

(As Amended and Restated Effective January 1, 2022)

1. The Plan is amended to add a new Schedule C immediately following Schedule B, such new Schedule C to read in its entirety as follows.

Schedule C

PROVISIONS RELATING TO

TRACFONE PLAN MEMBERS

C.01	Introduction

This Schedule shall be effective as of the date of the merger of the TracFone Investment Plan (“TracFone Plan”) with and into the Plan (the “TracFone Plan Merger Date”) and shall apply to individuals who were participants in or had accounts under the TracFone Plan on or immediately preceding such merger (the “TracFone Members”). The TracFone Plan Merger Date shall be on or as soon as administratively practicable after September 16, 2022. Except as specifically provided in this Schedule, the rights of TracFone Members shall be governed by the other terms of the Plan.

C.02	Transfer from the TracFone Plan

On the TracFone Plan Merger Date, the Plan shall accept the direct trustee-to-trustee transfer of the accounts of each TracFone Member in the TracFone Plan and the assets related thereto, provided the transfer is effected in accordance with Section 12.03.

The balance of a TracFone Member’s accounts under the TracFone Plan that are transferred to the Plan shall be invested, as of or as soon as administratively practicable after the TracFone Plan Merger Date, in the investment Fund(s) elected by the Member in connection with the merger. If the TracFone Member does not make such a special investment election, then, as of or as soon as administratively practicable after the TracFone Plan Merger Date, such amounts shall be invested in the applicable default investment Fund in accordance with Section 6.01(h). Thereafter, a TracFone Member may direct the investment of such amounts in accordance with Section 6.02.

C.03	Beneficiary Designations

A TracFone Member’s beneficiary designation under the TracFone Plan shall not apply to his combined Account under the Plan after the TracFone Plan Merger Date. Instead, the TracFone Member’s Beneficiary designation under the Plan, including a default designation under Section 8.05(b) or (f), if applicable, shall be the controlling Beneficiary designation for the combined Plan.

C.04	Vesting

(a) Each TracFone Member shall have a 100% vested and nonforfeitable interest in amounts in his accounts under the TracFone Plan that are transferred to the Plan.

(b) A TracFone Member’s Vesting Service shall include all of such Member’s vesting service credited under the TracFone Plan to the extent such service is not otherwise already recognized as Vesting Service under the Plan. The rules of Treasury regulation section 1.410(a)-7(f)(1)(i) shall apply for purposes of determining the vesting service of TracFone Members who were credited with service under the TracFone Plan using the “hours of service” method.

(c) Except as provided in this Section C.04, the extent to which a TracFone Member is vested in his Account under the Plan shall be determined in accordance with Article 4 of the Plan.

C.05	Additional Forms of Benefit and Other Features

(a) All optional forms of benefit (within the meaning of Code section 411(d)(6)) that were available under the TracFone Plan as of the TracFone Plan Merger Date and that cannot be eliminated in accordance with regulations under Code section 411(d)(6) shall continue to be available under the Plan for a TracFone Member, but only with respect to the portion of such Member’s Accounts transferred to the Plan from the TracFone Plan (the “TracFone Transferred Account”). Accordingly, but subject to any legally required distribution restrictions under Section 8.07,

(1) A TracFone Member performing service in the Uniformed Services as described in Code section 3401(h)(2)(A) shall be treated as having been severed from employment with the Company and all Participating Affiliates for purposes of Code section 401(k)(2)(B)(i)(I) and shall, as long as that service in the Uniformed Services continues, have the option to request a distribution of all or any part of his or her TracFone Transferred Account restricted from distribution only due to Code section 401(k)(2)(B)(i)(I). Any distribution taken by a TracFone Member pursuant to the previous sentence shall be considered an Eligible Rollover Distribution pursuant to Section 8.08 of the Plan, and any TracFone Member taking a distribution under this Subsection shall be suspended from making Elective Contributions and After-Tax Contributions under the Plan for a period of six months following the date of any such distribution; and

(2) For purposes of Section 8.01(b), a TracFone Member shall be considered to have a “Disability” if he or she (1) satisfies the criteria for a “Disability” under Section 1.01(kkk), (2) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve months as determined by a licensed physician, or (3) has a condition that constitutes total disability under the federal Social Security Act.

(b) The portion of a TracFone Member’s accounts transferred to the Plan, and the earnings accrued thereon following such transfer, shall be separately accounted for under the Plan to the extent required by Code sections 401(a)(11) and 417 or other applicable sections of the Code, and any requirements imposed by Code sections 401(a)(11) and 417 or other applicable sections of the Code shall continue to apply to such amounts (and the earnings thereon) following the transfer to the Plan. To the extent applicable, the foregoing and Section 8.07(b) shall apply to amounts transferred from other plans to the TracFone Plan and then to the Plan.

(c) Except as provided in subsections (a) and (b), above, a TracFone Member shall receive his entire benefit under the Plan in accordance with the provisions of Articles 8 and 9 hereof.

C.06	Accounts

The Committee shall allocate the balance from a TracFone Member’s account in the TracFone Plan to and among the Member’s Account, ESOP Account, and other accounts and subaccounts in the Plan to the extent such Accounts most closely correspond to the account from the TracFone Plan from which such amounts originated or, if none, to a new subaccount for such amount.

C.07	TracFone Plan Loans

Outstanding loans under the TracFone Plan, if any, shall be transferred to the Plan on behalf of the TracFone Members in accordance with Section 12.03(b)(2).

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